Exhibit A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY UNITS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

October 29, 2026

Dear Partners Group Next Generation Infrastructure, LLC Member:

We are writing to inform you of important dates relating to a tender offer by Partners Group Next Generation Infrastructure, LLC (the “Fund”). The Fund is offering to purchase Units (defined below) in an amount representing approximately 5.00% of the Fund’s net asset value from members of the Fund at their net asset value as of the valuation date of December 31, 2026. If you are not interested in tendering any or all of your interests in the Fund (“Units”), please disregard this notice and take no action.

The tender offer period will begin on October 29, 2026 and will end at 11:59 p.m., Eastern Time, on November 27, 2026, at which point the tender offer will expire (the “Initial Notice Due Date”), subject to any extension of the tender offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender Units for purchase is called the “Notice Due Date” and is the date upon which the tender offer expires. The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Units. Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Units or a portion of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by State Street Bank and Trust Company no later than the Notice Due Date. If you do not wish to have all or any portion of your Units repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR UNITS REPURCHASED.

If you would like to tender your Units, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to State Street Bank and Trust Company, Attention: Partners Group Next Generation Infrastructure, LLC, 1776 Heritage Drive, Mailstop JAB0340, North Quincy, MA 02171; or (ii) email it to State Street Bank and Trust Company at PartnersGroupTA_INQ@statestreet.com, Attention: Partners Group Next Generation Infrastructure, LLC, so that it is received before 11:59 p.m., Eastern Time, on the Notice Due Date.

Members that are clients of certain financial advisers may be provided by their financial advisers with a customized tender offer form, which may be used instead of the Letter of Transmittal attached to the Offer and referred to in the paragraph above. If you are a client of such a financial adviser, a sample of the tender offer form is included with your Offer, which is for reference only. The tender offer form used for your account will need to be signed and returned to your financial adviser in good order. Upon receiving signed documentation, your financial adviser will submit the form for processing. Your financial adviser must submit the form before 11:59 p.m., Eastern Time, on the Notice Due Date. For the avoidance of doubt, a Member that submits such a customized tender offer form to their financial adviser should not also complete and mail a separate Letter of Transmittal to State Street Bank and Trust Company.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call (888) 977-9790.

Sincerely,

Partners Group Next Generation Infrastructure, LLC